                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO
                                 (RULE 14d-100)
                                (AMENDMENT NO. 5)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       PRODIGY COMMUNICATIONS CORPORATION
                            (NAME OF SUBJECT COMPANY)

                       PRODIGY COMMUNICATIONS CORPORATION
                                    (ISSUER)

                        SBC INTERNET COMMUNICATIONS, INC.
                                    (OFFEROR)

                             SBC COMMUNICATIONS INC.
                                    (OFFEROR)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                CUSIP 74283 P107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 WAYNE A. WIRTZ
                             SBC COMMUNICATIONS INC.
                              175 E. HOUSTON STREET
                              SAN ANTONIO, TX 78205
                                 (210) 351-3736
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                                 WITH A COPY TO:

                                JOSEPH B. FRUMKIN
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                             NEW YORK, NY 10004-2498
                                 (212) 558-4000


                            CALCULATION OF FILING FEE

     Transaction Valuation(1): $495,605,306 Amount of Filing Fee(2): $99,125

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.


[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                Amount Previously Paid:    $99,125
                Form or Registration No.:  Not applicable
                Filing Party:              SBC Internet Communications,
                                           Inc.
                                           SBC Communications Inc.
                Date Filed:                October 2, 2001, October 19,
                                           2001 and October 26, 2001.

- Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

-   issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[X] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: -

 CUSIP NO. 74283 P
 107
--------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1.
     SBC Communications Inc.; I.R.S. Identification No. 43-1301883
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
2
                                                                       (b)[ ]
--------------------------------------------------------------------------------
     SEC USE ONLY
3
--------------------------------------------------------------------------------
     SOURCE OF FUNDS
4
     AF, WC, 00
--------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5    PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Delaware
--------------------------------------------------------------------------------
                                                SOLE VOTING POWER
                                          7
                                                0
                                         ---------------------------------------
                     NUMBER OF                  SHARED VOTING POWER
                      SHARES              8
                   BENEFICIALLY                 92,419,644
                     OWNED BY            ---------------------------------------
                       EACH                   SOLE DISPOSITIVE POWER
                    REPORTING             9
                      PERSON                  0
                       WITH              ---------------------------------------
                                              SHARED DISPOSITIVE POWER
                                         10
                                              50,509,533
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     50,509,533 shares*
     * In addition to this amount, Telefonos de Mexico, S.A. de C.V. and certain affiliates thereof that, collectively, beneficially own 41,910,111 shares have agreed to vote with SBC with respect to certain matters. See Exhibit 1(xi) to Amendment No. 2 of the Schedule TO, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO, dated October 18, 2001.
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12

     CERTAIN SHARES     [ ]
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     41.77%
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON
14
     HC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 CUSIP NO. 74283 P
 107
--------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1.
     SBC Internet Communications Inc.; I.R.S. Identification No. 74-2937337
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
2
                                                                       (b)[ ]
--------------------------------------------------------------------------------
     SEC USE ONLY
3
--------------------------------------------------------------------------------
     SOURCE OF FUNDS
4
     AF, WC, 00
--------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5    PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Delaware
--------------------------------------------------------------------------------
                                                SOLE VOTING POWER
                                          7
                                                0
                                         ---------------------------------------
                     NUMBER OF                  SHARED VOTING POWER
                      SHARES              8
                   BENEFICIALLY                 50,448,283
                     OWNED BY            ---------------------------------------
                       EACH                   SOLE DISPOSITIVE POWER
                    REPORTING             9
                      PERSON                  0
                       WITH              ---------------------------------------
                                              SHARED DISPOSITIVE POWER
                                         10
                                              50,448,283
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     50,448,283 shares*
     * In addition to this amount, Telefonos de Mexico, S.A. de C.V. and certain affiliates thereof that, collectively, beneficially own 41,910,111 shares have agreed to vote with SBC Internet's tender offer. See Exhibit 1(xi) to Amendment No. 2 of the Schedule TO, Rule 13e-3 Transaction Statement and
     Schedule 13D/A filed under cover of Schedule TO, dated October 18, 2001.
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES 12

     CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     41.72%
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON
14
     CO
--------------------------------------------------------------------------------

    This Amendment No. 5 amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO (as amended, the "Schedule TO") by SBC Internet Communications, Inc., a Delaware corporation ("SBC Internet") and an indirect wholly owned subsidiary of SBC Communications Inc., a Delaware corporation ("SBC"), to purchase all outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of Prodigy Communications Corporation, a Delaware corporation ("Prodigy"), at a purchase price of $6.60 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 2001 (the "Offer to Purchase") as supplemented by the Supplement thereto, dated October 19, 2001 (the "Supplement"), and in the related Revised Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Amended Offer"). Item 13 of the Schedule TO, the information required by Schedule 13E-3, is being amended and supplemented by this Amendment No. 5, which includes Prodigy as a filing party and incorporates the sections relating to Prodigy. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase and the Supplement.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

    Item 8.  Fairness of the Transaction.

(a) and (b) The Special Committee's determination regarding fairness constitutes Prodigy's determination, and therefore Prodigy believes that the Amended Offer and the Merger are fair to unaffiliated stockholders.

    SBC and SBC Internet believe that Prodigy's going concern value is greater than its liquidation value because, although Prodigy's assets would have very little, if any, value to stockholders in a liquidation process, Prodigy's positive value as a going concern is suggested by its stock trading price prior to SBC's announcement of the Offer and the willingness of SBC to pay $6.60 for the Shares. Given the other bases for their fairness determination, SBC and SBC Internet did not believe it was necessary to calculate a going concern value for purposes of its fairness determination.

     The Special Committee did not consider prices paid by Prodigy for Shares during the preceding two years because there were no such purchases.

                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     SBC INTERNET COMMUNICATIONS, INC.



                                     By: /s/ Richard C. Dietz
                                         _____________________________________
                                         Name: Richard C. Dietz
                                         Title: President


                                     SBC COMMUNICATIONS INC.



                                     By: /s/ James S. Kahan
                                         _____________________________________
                                         Name: James S. Kahan
                                         Title: Senior Executive Vice President-
                                         Corporate Development

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in Item 13 of this statement is true, complete and correct.

                                      PRODIGY COMMUNICATIONS CORPORATION



                                      By: /s/ Daniel Iannotti
                                          ______________________________________
                                          Name: Daniel Iannotti
                                          Title: Senior Vice President, General
                                          Counsel & Secretary

Dated: October 30, 2001

                                  EXHIBIT INDEX

          EXHIBIT                                                 DESCRIPTION

       (a)(1)(i)*      Offer to Purchase dated October 2, 2001.

       (a)(1)(ii)*     Letter of Transmittal.

       (a)(1)(iii)*    Notice of Guaranteed Delivery.

       (a)(1)(iv)* Letter from the Dealer Managers to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

       (a)(1)(v)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

       (a)(1)(vi)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

       (a)(1)(vii)*    Summary Advertisement as published on October 2, 2001.

       (a)(1)(viii)*   Press Release issued by SBC on September 21, 2001.

       (a)(1)(ix)*     Press Release issued by SBC on October 15, 2001.

       (a)(1)(x)*      Press Release issued by SBC and Prodigy, dated October
                       18, 2001.

       (a)(1)(xi)* Letter Agreement, dated October 17, 2001, between SBC and each of Telefonos de Mexico, S.A. de C.V., Carso Global Telecom, S.A. de C.V. and Telmex Financial Ventures, LLC.

       (a)(1)(xii)*    Supplement to the Offer to Purchase, dated October 19,
                       2001.

       (a)(1)(xiii)*   Revised Letter of Transmittal.

       (a)(1)(xiv)*    Revised Notice of Guaranteed Delivery.

       (a)(1)(xv)* Revised Letter from the Dealer Managers to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

       (a)(1)(xvi)*    Revised Letter to Clients for use by Brokers, Dealers,
                       Commercial Banks, Trust Companies and Other Nominees.

       (a)(1)(xvii)*   Guidelines for Certification of Taxpayer Identification
                       Number on Substitute Form W-9.

       (a)(2)(i)* Solicitation/Recommendation Statement on Schedule 14D-9, dated October 16, 2001.

       (a)(2)(ii)* Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9, dated October 18, 2001.

       (a)(2)(iii)*    Solicitation/Recommendation Statement (Amendment No. 2)
                       on Schedule 14D-9, dated October 19, 2001.

       (a)(5)(i)* Complaint of Leonard Schwartz, individually and on behalf of all others similarly situated, against Prodigy Communications Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

       (a)(5)(ii)* Complaint of Rose Meisner, on behalf of herself and all others similarly situated, against Prodigy
                       Communications Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

       (a)(5)(iii)*    Complaint of Mary Jane Crescente, individually and on
                       behalf of all others similarly situated, against Prodigy
                       Communications Corporation, SBC Communications Inc., et.
                       al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

       (a)(5)(iv)* Complaint of Rolling Investor Group, Inc., individually and on behalf of all others similarly situated, against Prodigy Communications Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

       (a)(5)(v)* Complaint of Bertha Mandelbaum, individually and on behalf of all others similarly situated, against Prodigy Communications Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

       (a)(5)(vi)* Complaint of Katy Lemberg, individually and on behalf of all others similarly situated, against SBC
                       Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 24,

                       2001.

       (a)(5)(vii)*    Complaint of Fishel Rispler, individually and on behalf
                       of all others similarly situated, against Prodigy
                       Communications Corporation, SBC Communications Inc., et.
                       al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

       (a)(5)(viii)*   Complaint of Barry Feldman, individually and on behalf
                       of all others similarly situated, against Prodigy
                       Communications Corporation, SBC Communications Inc., et.
                       al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

       (a)(5)(ix)* Complaint of Joseph Leone, individually and on behalf of all others similarly situated, against SBC
                       Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

       (a)(5)(x)* Complaint of Toby R. Madison, individually and on behalf of all others similarly situated, against Prodigy Communications Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 26, 2001.

       (a)(5)(xi)* Complaint of Thomas Ford, individually and on behalf of all others similarly situated, against Prodigy Communications Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 26, 2001.

       (a)(5)(xii)*    Complaint of Hans Kastensmith, individually and on
                       behalf of all others similarly situated, against Prodigy
                       Communications Corporation, SBC Communications Inc., et.
                       al. filed in the Court of Chancery of the State of Delaware on September 28, 2001.

       (a)(5)(xiii)*   Memorandum of Understanding, dated October 17, 2001.

       (c)(1)(i)* Report of Goldman, Sachs & Co. to SBC Communications Inc., dated June 19, 2001.

       (c)(1)(ii)* Opinion of Deutsche Banc Alex. Brown Inc., dated October 17, 2001 (incorporated herein by reference to Exhibit 11 to Solicitation/Recommendation Statement (Amendment No.
                       2), dated October 19, 2001).

       (c)(1)(iii)*    Report of Deutsche Banc Alex. Brown Inc., dated October
                       16, 2001 (incorporated herein by reference to Exhibit 10 to Solicitation/Recommendation Statement (Amendment No.
                       2), dated October 19, 2001)).

       (d)(1)*         Agreement and Plan of Merger, dated October 17, 2001.

       (f)(1)* Section 262 of the Delaware General Corporation Law (included as Schedule D of the Offer to Purchase filed thereto as Exhibit (a)(1)(i)).

       * Previously filed.


                                       8